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                             September 23, 2020

       Jay Levine
       Chief Executive Officer
       Cascade Acquisition Corp
       1345 Avenue of the Americas
       New York, NY 10105

                                                        Re: Cascade Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
31, 2020
                                                            CIK 0001822309

       Dear Mr. Levine:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 31, 2020

       General

   1. Please limit the prospectus cover page to one page, as required by Item 501(b) of
                                                        Regulation S-K.
 Jay Levine
FirstName  LastNameJay
Cascade Acquisition CorpLevine
Comapany 23,
September  NameCascade
               2020      Acquisition Corp
September
Page 2     23, 2020 Page 2
FirstName LastName
       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction